UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 30, 2022

Date of Report (Date of earliest event reported)

K-Chain Group Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-2903928
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

155 North Lake Avenue. Suite 800. Pasadena, CA 91101

(Full mailing address of principal executive offices)

(626) 569-9688

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common

Item 1. Fundamental Changes

None

Item 2. Bankruptcy or Receivership

None

Item 3. Material Modification to Right of Security holders

None

Item 4. Changes in Issuer's Certifying Accountant

None

Item 5. Non- reliance on previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

None

Item 6. Changes in Control of Issuer

None

Item 7. Departure of Certain Officers

None

Item 8. Certain Unregistered Sales of Equity Security

None

Item 9. Other Events

1.	The Company has relocated its official offices to 155 North Lake Avenue, Suite 800, Pasadena, CA 91101.
2.	The Company has accepted the resignation of Chih-Kang “CK” Chang as a Director and Vice President effective September 30, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer: K-Chain Group Inc.

By:

/s/ Yuxia Zhang

Yuxia Zhang - CEO/President

Date: December 28, 2022